UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  333-131017

---------

Notification of Late Filing

(Check One):

[X]  Form  10-KSB [ ] Form  20-F  [ ] Form  11-K  [ ] Form  10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2006

[  ]  Transition  Report  on  Form  10-K

[  ]  Transition  Report  on  Form  20-F

[  ]  Transition  Report  on  Form  11-K

[  ]  Transition  Report  on  Form  10-Q

[  ]  Transition  Report  on  Form  N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CHINA VOIP & DIGITAL TELECOM INC.

------------------------------------

Full Name of Registrant

Crawford Lake Mining Inc.

------------------------------------

Former Name, if Applicable

2470 St. Rose Pkwy, Suite 304

-------------------------------------------

Address of Principal Executive Office (Street and Number)

Henderson, Nevada, 89074

-----------------------------------------

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box, if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form       10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;  and

[ ]    (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Registrant hereby represents that it is unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2006, because the Registrant’s management was unable to complete the review of its financial statements by the prescribed due date. The delay could not be cured without unreasonable effort or expense.  The Registrant further represents that the Form 10-KSB will be filed no later than the 15th day following the date on which the Form 10-KSB was due.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contract in regard to this notification.

      Li Kunwu

                  506                 872-4033

      --------------             ---------          ----------------

         (Name)                 (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

       [X]  Yes  [ ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ]  Yes  [X]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        N/A

CHINA VOIP & DIGITAL TELECOM INC.

------------------------------------------

(Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2007                      By: /s/ Li Kunwu

                                          -------------------

                                             Li Kunwu, President